VOTING INSTRUCTION FORM

INTELLIPHARMACEUTICS INTERNATIONAL INC.

SEE VOTING INSTRUCTIONS ON REVERSE WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-474-7493

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MEETING TYPE: ANNUAL AND SPECIAL MEETING
MEETING DATE: FRIDAY, MAY 28, 2010 AT 10:30 A.M. EDT
RECORD DATE: FOR HOLDERS AS OF APRIL 19, 2010
PROXY DEPOSIT DATE: MAY 26, 2010
ACCOUNT NUMBER:
CUSIP: 458173101 **CUID:** Z53112 E **CONTROL NO. :**

APPOINTEE(S) DR. ISA ODIDI, DR. AMINA ODIDI

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW.

PLEASE PRINT APPOINTEE NAME

THIS SPACE INTENTIONALLY LEFT BLANK.

ITEM(S) (FILL IN ONLY ONE BOX " " PER ITEM IN BLUE OR BLACK INK)

2 ITEM(S)
SHARE(S)

ITEM(S)	VOTING RECOMMENDATIONS				
1 *- ON THE ELECTION OF SIX DIRECTORS; ------------------------------->>>	FOR 0010112	--->>>	1	FOR ☐	WITHHOLD ☐
2 *- ON THE REAPPOINTMENT OF DELOITTE & TOUCHE LLP, CHARTERED --------->>> ACCOUNTANTS, AS THE AUDITOR OF THE COMPANY AND TO AUTHORIZE THE DIRECTORS TO FIX THE AUDITOR'S REMUNERATION;	FOR 0010200	--->>>	2	FOR ☐	WITHHOLD ☐
3 *- APPROVAL OF THE DEFERRED SHARE UNIT PLAN OF THE COMPANY; --------->>>	FOR 0039900	--->>>	3	FOR ☐	AGAINST ☐
4 *- APPROVAL OF THE RESTRICTED SHARE UNIT PLAN OF THE COMPANY. ------->>>	FOR 0039900	--->>>	4	FOR ☐	AGAINST ☐

CONTROL NO. : →

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

Broadridge™

5970 CHEDWORTH WAY
MISSISSAUGA, ON L5R 4G5

Z53112 E
1 OF 1
1 1

INTELLIPHARMACEUTICS INTERNATIONAL INC.
30 WORCESTER ROAD
TORONTO, ON M9W 5X2
CANADA

				NONE	ANNUAL	INTERIM
UNDER SECURITIES REGULATIONS, SECURITYHOLDERS MAY ELECT ANNUALLY TO RECEIVE THE ANNUAL,INTERIM FINANCIAL STATEMENTS OR BOTH INCLUDING RELEVANT MD&A BY MAIL. INDICATE YOUR PREFERENCE IN THE APPROPRIATE BOX(S) PROVIDED.	AQ	--->>>		☐	☐	☐

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* ISSUER CONFIRMATION COPY - INFO ONLY *
THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY
PLEASE DO NOT USE IT FOR VOTING PURPOSES.
DATE (DD/MM/YY)

SIGNATURE(S) * INVALID IF NOT SIGNED *

TELEPHONE VOTE AT 1-800-474-7493 OR
INTERNET VOTE AT WWW.PROXYVOTE.COM

12

1 1-0001

VOTING INSTRUCTION FORM

INTELLIPHARMACEUTICS INTERNATIONAL INC.

SEE VOTING INSTRUCTION NO. 2 ON REVERSE	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-454-8683

MEETING TYPE: ANNUAL AND SPECIAL MEETING
MEETING DATE: FRIDAY, MAY 28, 2010 AT 10:30 A.M. EDT
RECORD DATE: FOR HOLDERS AS OF APRIL 19, 2010
PROXY DEPOSIT DATE: MAY 26, 2010
458173101

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1 1-0001

WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

ITEM(S)	VOTING RECOMMENDATIONS	
1 - ON THE ELECTION OF SIX DIRECTORS; ------------------------------>>>	FOR 0010112	--->>>
2 - ON THE REAPPOINTMENT OF DELOITTE & TOUCHE LLP, CHARTERED --------->>> ACCOUNTANTS, AS THE AUDITOR OF THE COMPANY AND TO AUTHORIZE THE DIRECTORS TO FIX THE AUDITOR'S REMUNERATION;	FOR 0010200	--->>>
3 - APPROVAL OF THE DEFERRED SHARE UNIT PLAN OF THE COMPANY; ---------->>>	FOR 0039900	--->>>
4 - APPROVAL OF THE RESTRICTED SHARE UNIT PLAN OF THE COMPANY. -------->>>	FOR 0039900	--->>>

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.
NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

UNDER SECURITIES REGULATIONS, SECURITYHOLDERS MAY ELECT ANNUALLY TO RECEIVE THE ANNUAL,INTERIM FINANCIAL STATEMENTS OR BOTH INCLUDING RELEVANT MD&A BY MAIL. INDICATE YOUR PREFERENCE IN THE APPROPRIATE BOX(S) PROVIDED. AQ --->>>

TELEPHONE VOTE AT 1-800-454-8683
INTERNET VOTE AT WWW.PROXYVOTE.COM

FOLD AND DETACH HERE

INTELLIPHARMACEUTICS INTERNATIONAL INC.
ANNUAL AND SPECIAL MEETING TO BE HELD 05/28/10 AT 10:30 A.M. EDT FOR HOLDERS AS OF 04/19/10

THIS SPACE INTENTIONALLY LEFT BLANK.

458173101 S60294

ITEM(S) (FILL IN ONLY ONE BOX " ▭ " PER ITEM IN BLUE OR BLACK INK)

Item		
1	FOR ☐	WITHHOLD ☐
2	FOR ☐	WITHHOLD ☐
3	FOR ☐	AGAINST ☐
4	FOR ☐	AGAINST ☐

A/C *** ISSUER COPY ***

→ [ ]

FILL IN THE BOX " ▭ " TO THE RIGHT IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING → ☐

Broadridge™

51 MERCEDES WAY
EDGEWOOD NY 11717

**

INTELLIPHARMACEUTICS INTERNATIONAL INC.
30 WORCESTER ROAD
TORONTO, ON M9W 5X2
CANADA

NONE ☐ ANNUAL ☐ INTERIM ☐

FOLD AND DETACH HERE

*** ISSUER CONFIRMATION COPY - INFO ONLY ***

SIGNATURE(S) DATE